OMB APPROVAL
                                                            OMB NUMBER 3235-0058
                                                         EXPIRES: April 30, 2009
                                                        Estimates Average Burden
                                                     Hours per response.....2.50

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

      For Period Ended: June 30, 2006

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

      For the Transition Period Ended: _________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             Registrant Information

Full name of registrant:  Nexus Nano Electronics, Inc.
Former name if applicable: Sagamore Holdings, Inc

Address of Principal Executive Office (Street and number): 402 Prospect Street

City, state and zip code: Brandon, VT  05733

                                     Part II
                             Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    Narrative

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unforeseeable circumstances which caused a delay in preparing the financial statements for the year ended June 30, 2006, the Registrant respectfully requests an extension of the filing of its Annual Report on Form 10-KSB for the period ended June 30, 2006. On July 1, 2006, the Company filed suit against Jaco Electronics, Inc. (Jaco) in the United States District Court Southern District of New York for, among other things, breach of representations and warranties in connection with the sale of its then wholly-owned subsidiary, Nexus Custom Electronics, Inc., to the Company. The Company and Jaco are now in verbal settlement discussions and believe to have an agreement in principle. The Registrant is requesting an extension of time to file Form 10-KSB so that the settlement agreement can be adequately and properly disclosed.


                                     PART IV
                                Other Information

      1. Name and telephone number of person to contact in regard to this notification:

              Wm Chris Mathers       (713)              621-2737
                  (Name)         (Area code)       (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Nexus Nano Electronics, Inc.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 2006             By: /s/ Wm Chris Mathers
                                          -----------------------
                                          Wm Chris Mathers, Chief Financial
                                          Officer

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).